                                                                                                                  Exhibit 99.75

Cybin to Present at the Bloom Burton & Co. Healthcare Investor Conference

TORONTO--(BUSINESS WIRE)--April 19, 2021--Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) ("Cybin" or the "Company"), a biotechnology company focused on progressing psychedelic therapeutics, today announced that Doug Drysdale, Chief Executive Officer, will be presenting at the Bloom Burton & Co. Healthcare Investor Conference as follows:

Date: Wednesday April 21, 2021

Time: 2:00 PM to 2:30PM EDT

Webcast: https://wsw.com/webcast/bloomburton6/clxpf/2980005

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

About the Conference

The Bloom Burton & Co. Healthcare Investor Conference brings together U.S., Canadian and international investors who are interested in the latest developments in the Canadian healthcare sector. Attendees will have an opportunity to obtain corporate updates from the premier Canadian publicly traded and private companies through presentations and private meetings.

About Bloom Burton & Co.

Bloom Burton & Co. (Bloom Burton Securities Inc.) is a firm dedicated to accelerating returns in the healthcare sector for both investors and companies. Bloom Burton has an experienced team of medical, scientific, pharmaceutical, legal and capital markets professionals who perform a deep level of diligence, which combined with our creative and entrepreneurial approach, assists our clients in achieving the right monetization events. Bloom Burton and its affiliates provide capital raising, M&A advisory, equity research, business strategy and scientific consulting, advisory on direct investing and company creation and incubation services. Bloom Burton Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada (IIROC) and is also a member of the Canadian Investor Protection Fund (CIPF).

Contacts

Investors:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media:

John Kanakis

Cybin Inc.

John@cybin.com

Annie Graf

KCSA Strategic Communications agraf@kcsa.com

Faith Pomeroy-Ward

In-Site Communications, Inc.

Faith@insitecony.com